UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Mercantil Bank Holding Corporation

(Name of Issuer)

Class A Common Stock, par value $0.10 per share

(Title of Class of Securities)

58734F305

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58734F305

1.	Names of Reporting Persons Diana Medina de Marturet
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Venezuela

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,800,131.66
	6.	Shared Voting Power 68,522
	7.	Sole Dispositive Power 1,800,131.66
	8.	Shared Dispositive Power 68,522

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,868,653.66*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.86%**
12.	Type of Reporting Person (See Instructions) IN

*	See Item 4.
**	Calculated based upon the number of shares outstanding as of February 1, 2019: 27,234,697 shares of Class A Common Stock.

Item 1.

	(a)	Name of Issuer Mercantil Bank Holding Corporation

	(b)	Address of Issuer’s Principal Executive Offices 220 Alhambra Circle Coral Gables, Florida 33134

Item 2.

	(a)	Name of Person Filing: Diana Medina de Marturet

	(b)	Address of Principal Business Office or, if none, Residence: 220 Alhambra Circle, Coral Gables, Florida 33134

	(c)	Citizenship: Venezuela

	(d)	Title of Class of Securities: Class A Common Stock, par value $0.10 per share

	(e)	CUSIP Number: 58734F305

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,868,653.66 shares, which does not include 154,905 shares over which Diana Medina de Marturet only has an economic interest. Diana Medina de Marturet also disclaims beneficial ownership over 187,331 shares of the Company’s Class A common stock in which she has no economic interest therein.

(b)	Percent of class: 6.86%. Calculated based upon the number of shares outstanding as of February 1, 2019: 27,234,697 shares of Class A Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote	1,800,131.66
(ii)	Shared power to vote or to direct the vote	68,522
(iii)	Sole power to dispose or to direct the disposition of	1,800,131.66
(iv)	Shared power to dispose or to direct the disposition of	68,522

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2019

/s/ Diana Medina de Marturet
Diana Medina de Marturet

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

[Signature Page to Schedule 13G]